SOUTHERN MICHIGAN BANCORP, INC.
51 West Pearl Street
Coldwater, Michigan 49036

October 7, 2004

Mr. Michael Pressman
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
450 Fifth Street, NW.
Washington, D.C. 20549

Re:	Southern Michigan Bancorp, Inc. Schedule 13E-3 filed September 3, 2004; File No. 2-78178 Preliminary Schedule 14A filed September 3, 2004; File No. 0-9219

Dear Mr. Pressman:

                    Pursuant to the request in your letter of September 21, 2004, I hereby acknowledge on behalf of Southern Michigan Bancorp, Inc. (the "Company") that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its various going private filings;

•

Securities and Exchange Commission ("SEC") staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Respectfully submitted,

SOUTHERN MICHIGAN BANCORP, INC.

/s/ Danice L. Chartrand
By:	Danice L. Chartrand
Chief Financial Officer